UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genta Inc.

File No. 0-19635 - CF#23485

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Genta Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the below exhibits to a Form 8-K/A filed on April 6, 2009, as further amended on June 5, 2009.

Based on representations by Genta Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 4, 2019
Exhibit 10.3	through April 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief